VRINGO, INC.

18 East 16th Street, 7th Floor

New York, New York 10003

                                 June 18, 2010

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attn:   John Harrington, Esq.

Re:	Vringo, Inc.
Registration Statement on Form S-1, as amended
File No. 333-164575

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vringo, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Monday, June 21, 2010, or as soon as thereafter practicable. This letter supersedes the Company’s earlier request for acceleration, which request was submitted on June 16, 2010.

Please note that we acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew Perlman

Andrew Perlman

President